

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 7, 2007

Mr. Gerald L. Jensen
Chief Executive Officer
Croff Enterprises, Inc.
3773 Cherry Creek Drive North, Suite 1025
Denver, CO  80209

      **Re:**    **Croff Enterprises, Inc.**
               **Form 10-K/A for the Fiscal Year Ended December 31, 2006**
               **Filed August 28, 2007**
               **File No. 000-16731**

Dear Mr. Jensen:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Brad Skinner
               Senior Assistant Chief Accountant